April 7, 2026

Jonathan Cross
Chief Executive Officer
Shefford Small Business, Inc.
1852 Banking Street Suite 29551
Greensboro, North Carolina 27408

       Re: Shefford Small Business, Inc.
           Registration Statement on Form 10-12G
           Filed February 2, 2026
           File No. 000-56818
Dear Jonathan Cross:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction